UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                              AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 2003
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  6,909,356(1)
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  6,909,356
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  6,909,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________


______________________________

1 The number of shares listed in this Amendment No. 7 reflects that, as of September 18, 2003, the date of the conversion notice, the Issuer's Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $8.93 per share. The number of shares of Class A Common Stock issued upon conversion of the Series C Preferred Stock reflects the conversion price as of September 18, 2003, plus an aggregate of 487,609 shares issued as a conversion premium.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  6,909,356
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  6,909,356
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  6,909,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  495,835
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  495,835
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  495,835
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  3,835,223
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  3,835,223
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,835,223
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  280,815
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  280,815
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  280,815
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IIA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  2,297,483
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  2,297,483
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,297,483
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------

                                    Preamble
                                    --------


           This Amendment No. 7 (the "Final Amendment") relates to the Schedule 13D originally filed on August 18, 2000, as amended by Amendment No. 1 filed on March 23, 2001, Amendment No. 2 filed on February 19, 2002, Amendment No. 3 filed on July 10, 2002, Amendment No. 4 filed on May 22, 2003, Amendment No. 5 filed on July 8, 2003 and Amendment No. 6 filed on September 9, 2003 (the "Schedule 13D") by AEA Investors Inc. ("AEA Investors"), AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities"), AEA XM Investors IA LLC ("AEA XM IA") and AEA XM Investors IIA LLC ("AEA XM IIA", and together with AEA XM IA, the "New AEA Investors", and together with the AEA XM Entities, AEA XM Investors Inc. and AEA Investors, the "Reporting Persons"), in connection with
(i) the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock"), of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Issuer, and (ii) the purchase by the New AEA Investors of an aggregate $7.7 million in initial value of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes"), each as described in Item 3 of the Schedule 13D.

           The text of items 4, 5 and 7 and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect the conversion of the Series C Preferred Stock held by the AEA XM Entities into Class A Common Stock and the sale of shares of Class A Common Stock by the AEA XM Entities from September 10, 2003 through September 24, 2003. As a result of the sales of Class A Common Stock, the Reporting Persons collectively no longer beneficially own five percent or more of the outstanding shares of Class A Common Stock. Therefore, the Reporting Persons have no further reporting obligations under Regulation 13D of the Exchange Act in respect of the Class A Common Stock.

           Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.     Purpose of Transaction.
            ----------------------

        Item 4 is hereby amended by inserting the following paragraph after the first paragraph of Item 4:

           This Final Amendment is being filed to report the conversion of the Series C Preferred Stock held by the AEA XM Entities and the sale of shares of Class A Common Stock by the AEA XM Entities. As a result, the Reporting Persons collectively no longer beneficially

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------

own five percent or more of the outstanding shares of Class A Common Stock and have no further reporting obligations under Regulation 13D of the Exchange Act in respect of the Class A Common Stock.

           Item 4 is hereby amended by amending and restating the last paragraph of Item 4 to read as follows:

           Except as described above in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The applicable Reporting Persons intend to vote their respective shares of Class A Common Stock as each deems appropriate from time to time. In determining from time to time whether to (i) sell or buy their shares of Class A Common Stock (and in what amounts) or to retain such shares, or (ii) sell, buy, convert or not convert their Notes (or sell the shares of Class A Common Stock issued upon conversion of the Notes) (and in what amounts) or to retain such Notes or shares, as applicable, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

           The second and third paragraphs of Item 5 are hereby amended and restated in its entirety to read as follows:

           As a result of the conversion of the shares of Series C Preferred Stock held by the AEA XM Entities and the sale of shares of Class A Common Stock by the AEA XM Entities, the AEA XM Entities and the New AEA Investors collectively beneficially own 6,909,356 shares of Class A Common Stock, on an as converted basis, constituting 4.7% of the beneficial ownership as of September 24, 2003. As of September 18, 2003, the date of the conversion notice, the Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $8.93 per share. The number of shares of Class A Common Stock issued upon the conversion of the Series C Preferred Stock reflects the conversion price as of September 18, 2003, plus an aggregate of 487,609 shares issued as a conversion premium. The Notes are convertible into Class A Common Stock at a conversion price of $3.18 per share.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 10 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------

           On August 8, 2000, AEA XM I acquired 6,689 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000, AEA XM II acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. Upon conversion of the 6,869 shares of Series C Preferred Stock, AEA XM I received 1,022,457 shares of Class A Common Stock. AEA XM I sold an aggregate of 526,622 shares (0.4%) of Class A Common Stock (pro forma for the conversion) from September 10, 2003 through September 24, 2003 at an average price per share of $15.90 in market and hedged transactions. AEA XM I holds of record and therefore directly beneficially owns and has the sole direct power to vote 495,835 shares of Class A Common Stock (the "AEA XM I Common Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM I Common Shares. AEA XM I has the sole direct power to dispose of the AEA XM I Common Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM I Common Shares. Upon conversion of the 53,131 shares of Series C Preferred Stock, AEA XM II received 7,908,601 shares of Class A Common Stock. AEA XM II sold an aggregate of 4,073,378 shares (2.8%) of Class A Common Stock (pro forma for the conversion) from September 10, 2003 through September 24, 2003 at an average price per share of $15.90 in market and hedged transactions. AEA XM II holds of record and therefore directly beneficially owns and has the sole direct power to vote 3,835,223 shares of Class A Common Stock (the "AEA XM II Common Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM II Common Shares. AEA XM II has the sole direct power to dispose of the AEA XM II Common Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM II Common Shares.

               The fifth paragraph of Item 5 is hereby amended and restated in its entirety to read as follows:

               To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to September 24, 2003.

           Item 5 is hereby amended by inserting the following paragraph after the sixth paragraph of Item 5:

           The Reporting Persons no longer own securities (including convertible securities) constituting five percent or more of the outstanding shares of Class A Common Stock and have no further reporting obligations under Regulation 13D of the Exchange Act in respect of the Class A Common Stock.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 11 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

        Item 7 is hereby amended by adding the following:

        Exhibit No.           Description
        -----------           -----------

                22            Joint Filing Agreement dated as of September
                              25, 2003.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 12 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------
                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2003

                                    AEA INVESTORS INC.

                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name: Christine J. Smith
                                        Title: Vice President

                                    AEA XM INVESTORS INC.

                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name: Christine J. Smith
                                        Title: Vice President


                                    AEA XM INVESTORS I LLC

                                    By:  XM Investors I LP, its Sole Member
                                    By:  AEA XM Investors Inc., its General
                                         Partner


                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name: Christine J. Smith
                                        Title: Vice President


                                    AEA XM Investors II LLC

                                    By:  XM Investors II LP, its Sole Member
                                    By:  AEA XM Investors Inc., its General
                                         Partner


                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name: Christine J. Smith
                                        Title: Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 13 of 18 Pages
-----------------------------                      -----------------------------
-----------------------------                      -----------------------------

                                    AEA XM INVESTORS  IA LLC

                                    By:  XM INVESTORS IA LP, its Sole Member
                                    By:  AEA  XM INVESTORS INC., its General
                                         Partner

                                         By: /s/ Christine J. Smith
                                             -----------------------------------
                                             Name: Christine J. Smith
                                             Title: Vice President


                                    AEA XM INVESTORS  IIA LLC

                                    By:  XM INVESTORS IIA LP, its Sole Member
                                    By:  AEA XM INVESTORS INC., its General
                                         Partner

                                         By: /s/ Christine J. Smith
                                             -----------------------------------
                                             Name: Christine J. Smith
                                             Title: Vice President

                                  SCHEDULE 13D


                                Index to Exhibits
                                -----------------


Exhibit No.           Description
-----------           -----------

        22            Joint Filing Agreement dated as of September 25, 2003.

                                                                      Exhibit 22
                                                                      ----------

                             Joint Filing Agreement
                             ----------------------

               In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Dated:  September 25, 2003

                                 AEA INVESTORS INC.

                                 By: /s/ Christine J. Smith
                                     ----------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President


                                 AEA XM INVESTORS INC.

                                 By: /s/ Christine J. Smith
                                     ----------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President

                                 AEA XM INVESTORS I LLC

                                 By:  XM INVESTORS I LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                      Name: Christine J. Smith
                                      Title: Vice President


                                 AEA XM INVESTORS II LLC

                                 By:  XM INVESTORS II LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                          Name: Christine J. Smith
                                          Title: Vice President

                                 AEA XM INVESTORS IA LLC

                                 By:  XM INVESTORS IA LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                          Name: Christine J. Smith
                                          Title: Vice President


                                 AEA XM INVESTORS IIA LLC

                                 By:  XM INVESTORS IIA LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                          Name: Christine J. Smith
                                          Title: Vice President